COMPASS DIVERSIFIED HOLDINGS
COMPASS GROUP DIVERSIFIED HOLDINGS LLC
301 Riverside Avenue
Second Floor
Westport, Connecticut 06880
(203) 221-1703

August 12, 2022
VIA EDGAR SUBMISSION

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549-3561
Attn: Beverly Singleton, Andrew Blume
Re:    Compass Diversified Holdings
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed: February 24, 2022
    File No: 001-34927
Compass Group Diversified Holdings LLC
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed: February 24, 2022
    File No: 001-34926

Ladies and Gentleman:
    On behalf of Compass Diversified Holdings (“Holdings”) and Compass Group Diversified Holdings LLC (the “LLC”) (collectively, the "Company"), set forth below is our response to the letter provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 5, 2022 commenting on the above-captioned Form 10-K for the Fiscal Year Ended December 31, 2021 filed with the Commission on February 24, 2022 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comments in bold, italic typeface followed by our response. References to “we,” “us,” “our” and “Registrant” refer to the Company. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021

Financial Statements
Note C - Acquisition of Businesses, page F-18
1.     We have reviewed your response to comment 2 and have the following comments:

•Clarify in further detail how the intercompany loans represent purchase price consideration under ASC 805-30-30-7. In doing so, provide us with a walkthrough of the loan life cycle and pertinent details of all related transactions, including the specific parties that give and receive the loans and the typical timing of loan issuance and repayment. Clarify if the intercompany loans received by the newly created holding company ("Holding Company") are paid to the selling shareholders or are retained in the acquired business. Consider providing an illustrative example to facilitate our understanding.
A component of our acquisition financing strategy that we utilize in acquiring the businesses we own and manage is to provide both equity capital and debt capital, raised at Holdings and LLC. For each acquisition, we structure the transaction so that a newly created holding company ("Holding Company") acquires 100% of the equity interests in the acquired business. Holding Company is initially capitalized through an equity investment and debt financing provided by the LLC. Holding Company uses the cash provided by the LLC and the amounts received from any noncontrolling interest holders to fund the acquisition. The entirety of the purchase consideration, including the portion of the purchase consideration funded by debt capital provided by Holdings and LLC to the Holding Company, is paid by the Holding Company to the selling security holders. Said differently, proceeds of the initial intercompany loans are not retained by the borrowing entities but directly flow through to selling security holders to fund a portion of the purchase price, similar to a scenario in which Holding Company were to receive third-party financing to fund the purchase consideration. The debt portion of the financing provided by the LLC to initially capitalize Holding Company is in the form of “intercompany loans” to the Holding Company and the acquired business (as co-borrowers) and are payable to the LLC by the Holding Company and acquired business. The selling security holders who have received purchase consideration, funded in part by the intercompany loans, are not obligated to repay the intercompany loans. The intercompany loans are provided pursuant to a credit agreement between LLC and Holding Company and the acquired business, and typically consist of a revolving loan commitment, a senior secured term loan and a senior subordinated secured term loan. Each intercompany loan has a scheduled maturity (which is typically 5-6 years) and each business is entitled to repay all or a portion of the principal amount of the outstanding loans, without penalty, prior to maturity. If the acquired company is later divested by the Company, the intercompany loan will be repaid to the LLC out of sales proceeds (identical to the treatment of third-party debt). The intercompany loan agreements contain customary affirmative and restrictive covenants, market rate interest rates, and are collateralized by the assets of the acquired business. Our strategy of providing intercompany debt financing within the capital structure of the businesses that we acquire and manage allows us to distribute cash to the LLC through monthly interest payments and amortization of the principle of these intercompany loans. These intercompany loans and the cash flows associated with them eliminate in the Company's consolidation and are not included in the balances of our consolidated balance sheet or the consolidated statement of cash flows.
•Revise your disclosures in future filings to clearly explain the Holding Company structure you use to conduct less than wholly-owned business combinations. In addition to any clarifying disclosures stemming from the preceding bullet, ensure that you disclose that the acquisition line item within investing activities on your statements of cash flows includes amounts received from and paid on behalf of non-controlling interest holders. Also tell us and consider disclosing if the selling shareholders that continue as non-controlling interest holders exit the predecessor entity and buy into the new Holding Company at the same price or a different price.
We will revise our disclosures in future filings to explain the Holding Company structure that we use to conduct business combinations, including disclosures clarifying that the total purchase consideration is consideration paid to the selling shareholders, and that the purchase price may include amounts invested by the selling shareholders who will use a portion of the purchase consideration received for selling their shares in the acquired business to invest in the transaction alongside the Company. As we previously noted, because they are investing in the transaction alongside the Company at the same price per share as the Company and are not retaining their existing equity in the acquired business, we include the amount provided by noncontrolling shareholders in the total purchase consideration. For each of our material acquisitions that includes reinvestment from the selling security holders, we include the following disclosure as it relates to the Holding Company in which the minority holder invests: "The fair value of the noncontrolling interest was determined based on the enterprise value of the acquired entity multiplied by the ratio of the number of shares acquired by the minority holders to total shares." We will provide additional disclosure indicating that the selling shareholders who invest in the transaction alongside the Company are investing in the new Holding Company that is the acquiree in the acquisition. We will include in our revised disclosure that the amount in the line item "Acquisition, net of cash acquired" in the investing section of our consolidated cash flow represents the total amount of cash consideration paid for the acquired business, including amounts received from and paid on behalf of non-controlling interest holders.
Please contact me at (203) 221-1703 and ryan@compassdiversified.com with any questions or further comments regarding our responses to the Staff's comments.

Sincerely,

    /s/ Ryan J. Faulkingham
    Ryan J. Faulkingham
    Chief Financial Officer

cc:    Ms. Kerri Tiernan, Compass Group Diversified Holdings LLC
    Mr. Evan A. Toebbe, Squire Patton Boggs (US) LLP
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